================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            -----------------------

                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      and
                                SCHEDULE 13D/A
                                (Rule 13d-101)
                               (Amendment No. 4)

                            -----------------------

                             COMAIR HOLDINGS, INC.
                               (Name of Issuer)

                             DELTA AIR LINES, INC.
                        DELTA AIR LINES HOLDINGS, INC.
                              KENTUCKY SUB, INC.
                                  (Bidders)

                            -----------------------

                          Common Stock, No Par Value
                        (Title of Class of Securities)

                            -----------------------

                                  199789 10 8
                     (CUSIP Number of Class of Securities)

                            -----------------------

                           Robert S. Harkey, Esquire
                    Senior Vice President - General Counsel
                                 Parent, Inc.
                   Hartsfield Atlanta International Airport
                            Atlanta, Georgia 30320
                                (404) 715-2387

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                  and Communications on Behalf of Bidders)

                            -----------------------

                                With Copies to:

                                Joseph Rinaldi
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017
                                (212) 450-4000


                           CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                                  Amount of Filing Fee**
--------------------------------------------------------------------------------
    $1,804,813,865                                              $360,963
========================================================== =====================
* Calculated by multiplying $23.50, the per share tender offer price, by 76,800,590, which represents (i) the sum of the number of shares of common stock outstanding on October 21, 1999 (excluding shares of common stock already owned by Delta Air Lines, Inc. and its affiliates) plus
     (ii) the 2,346,814 shares of common stock subject to options which were vested and exercisable as of October 21, 1999.
**   Calculated as 1/50 of 1% of the transaction value.


|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________                Filing Party: _____________
Form or Registration No.: ___________                  Date Filed: _____________

================================================================================

CUSIP No. 199789 10 8
---------------------
                                 14D-1 / 13D/A
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS

         Delta Air Lines, Inc.

         IRS IDENTIFICATION NO. 58-0218548
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

          BK
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                                   [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,072,655
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         22.06%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No. 199789 10 8
---------------------
                                 14D-1 / 13D/A
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS

         Delta Air Lines Holdings, Inc., a wholly owned subsidiary of Delta Air Lines, Inc.

         IRS IDENTIFICATION NO. 51-0323487
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                                   [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,072,655
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         22.06%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No. 199789 10 8
---------------------
                                 14D-1 / 13D/A
--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS

         Kentucky Sub, Inc., an indirect wholly owned subsidiary of Delta Air Lines, Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                                   [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         KENTUCKY
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,072,655
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         22.06%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 filed by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Kentucky Sub, Inc., a Kentucky corporation and an indirect, wholly owned subsidiary of Delta ("Kentucky Sub") (iii) and Delta Air Lines Holdings, Inc., a Delaware Corporation and a direct wholly owned subsidiary of Delta ("Delta Holdings"), relates to the offer by Kentucky Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, no par value, of Comair Holdings, Inc., a Kentucky corporation ("Comair"), at a price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively.

Item 1.   Security and Subject Company

     (a) The name of the subject company is Comair Holdings, Inc., a Kentucky corporation, which has its principal executive offices at Greater
Cincinnati/Northern Kentucky International Airport, Cincinnati, OH 45275.

     (b) The exact title of the class of equity securities being sought is shares of common stock, no par value, of Comair. As of October 21, 1999, there were 95,526,431 Shares issued and outstanding and approximately 3,100 holders of record. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "The Tender Offer--Price Range of Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

Item 2.  Identity and Background

     (a)-(d) and (g) This Statement is filed by Delta, Kentucky Sub and Delta Holdings. The information set forth under "Introduction", "The Tender Offer--Certain Information Concerning Delta, Delta Holdings and Kentucky Sub" and Schedule II of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) To the best knowledge of Delta, Kentucky Sub and Delta Holdings, during the last five years, none of Delta, Kentucky Sub nor Delta Holdings, nor any of the persons listed in Schedule II of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company

     (a) The information set forth under "Special Factors--Background of the Offer", "Special Factors--The Merger Agreement", "Special Factors--Interests of Certain Persons in the Offer and the Merger" and "The Tender Offer--Certain Information Concerning Delta, Delta Holdings and Kentucky Sub" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger", "Special Factors--Plans for Comair after the Offer and the Merger", "Special Factors--The Merger Agreement" and "The Tender Offer-- Certain Information Concerning Delta, Delta Holdings and Kentucky Sub" in the Offer to Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration

     (a)-(b) The information set forth under "The Tender Offer--Financing of the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder

     (a)-(e) The information set forth under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger", "Special Factors--Plans for Comair After the Offer and the Merger", "Special Factors--The Merger Agreement", "The Tender Offer--Financing of the Offer and the Merger" and "The Tender Offer--Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth under "The Tender Offer--Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company

     (a)-(b) The information set forth under "Special Factors--Interests of Certain Persons in the Offer and the Merger", "The Tender Offer--Certain Information Concerning Comair", "The Tender Offer--Certain Information Concerning Delta, Delta Holdings and Kentucky Sub" and Schedules I and II of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

     The information set forth under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger", "Special Factors--Plans for Comair After the Offer and the Merger", "Special Factors--The Merger Agreement", "Special Factors--Interests of Certain Persons in the Offer and the Merger", "The Tender Offer--Certain Information Concerning Comair" and "The Tender Offer--Certain Information Concerning Delta, Delta Holdings and Kentucky Sub" in the Offer to Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to Be Compensated

     The information set forth under "Introduction", "Special Factors--Opinion of Financial Advisor to Comair Board" and "The Tender Offer--Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders

     Not applicable.

Item 10.  Additional Information

     (a) The information set forth under "Special Factors--Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth under "The Tender Offer--Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "The Tender Offer--Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under "The Tender Offer -- Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase and in Exhibits (g)(1) and (g)(2) hereto is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and Letter of Transmittal and the Agreement and Plan of Merger, dated as of October 17, 1999, among Comair, Delta and Kentucky Sub, copies of which appear as Exhibits
(a)(1), (a)(2) and (c)(2) hereto, is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits

(a)(1)    Offer to Purchase dated October 22, 1999.

(a)(2)    Letter of Transmittal.

(a)(3)    Notice of Guaranteed Delivery.

(a)(4) Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement as published in The Wall Street Journal on October 22, 1999.

(a)(8) Text of Press Release issued by Delta on October 18, 1999 (incorporated herein by reference to Exhibit 4 of Amendment No. 3 to the Statement on Schedule 13D filed by Delta and Delta Holdings on October 18, 1999).

(b)(1) Term Loan Commitment Letter from Chase Securities Inc. and The Chase Manhattan Bank to Delta dated October 17, 1999.

(c)(1)    Stock Purchase Agreement dated June 11, 1986, between Delta and
          Comair.

(c)(2) Agreement and Plan of Merger, dated as of October 17, 1999, among Comair, Delta and Kentucky Sub (Incorporated herein by reference to Exhibit 3 of Amendment No. 3 to the Statement on Schedule 13D filed by Delta and Delta Holdings on October 18, 1999).

(c)(3) Confidentiality Agreement, dated September 29, 1999, between Comair and Delta.

(d)       Not applicable.

(e)       Not applicable

(f)       Not applicable.

(g)(1) Complaint filed on October 20, 1999 in the Supreme Court of the State of New York, County of Nassau in an action entitled Larry Byrnes and Joe Bechtold v. Robert M. Castellini, et al.

(g)(2) Complaint filed on or about October 20, 1999, in Jefferson Circuit Court Division 13 (Commonwealth of Kentucky) in an action entitled Russell Barkley v. Comair Holdings, Inc. et al. (Case No. 99C106214).

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 22, 1999                         DELTA AIR LINES, INC.


                                         By: /s/ Edward H. West
                                            --------------------------------
                                            Name:  Edward H. West
                                            Title: Executive Vice President
                                                   and Chief Financial
                                                   Officer


                                         DELTA AIR LINES HOLDINGS, INC.


                                         By: /s/ Leslie P. Klemperer
                                            --------------------------------
                                            Name:  Leslie P. Klemperer
                                            Title: Vice President and Secretary


                                         KENTUCKY SUB, INC.


                                         By: /s/ Dean C. Arvidson
                                            --------------------------------
                                            Name:  Dean C. Arvidson
                                            Title: Secretary

                                 EXHIBIT INDEX


Exhibit No.
-----------


(a)(1)    Offer to Purchase dated October 22, 1999.

(a)(2)    Letter of Transmittal.

(a)(3)    Notice of Guaranteed Delivery.

(a)(4) Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trus Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement as published in The Wall Street Journal on October 22, 1999

(b)(1) Term Loan Commitment Letter from Chase Securities Inc. and The Chase Manhattan Bank to Delta dated October 17, 1999.

(c)(1)    Stock Purchase Agreement dated June 11, 1986, between Delta and
          Comair.

(c)(3) Confidentiality Agreement, dated September 29, 1999, between Comair and Delta.

(g)(1) Complaint filed on October 20, 1999 in the Supreme Court of the State of New York, County of Nassau in an action entitled Larry Byrnes and Joe Bechtold v. Robert M. Castellini, et al.

(g)(2) Complaint filed on or about October 20, 1999 in Jefferson Circuit Court Division 13 (Commonwealth of Kentucky) in an action entitled Russell Barkley v. Comair Holdings, Inc. et al. (Case No. 99C106214).